Subject to Completion

Preliminary Pricing Supplement dated November 28, 2006

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Dow Jones BRIC 50 Total Return IndexSM

due January     , 2012

(the “Notes”)

$10 original public offering price per unit

The Notes:

•        The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the Dow Jones BRIC 50 Total Return Index (the “Index”) (Bloomberg symbol “BRIC50T” and Reuters symbol “.BRIC50T”) from the starting value of the Index on the pricing date to the adjusted ending value of the Index determined on the valuation dates shortly before the maturity date of the Notes or upon exchange.

•        There will be no payments on the Notes prior to the maturity date unless exchanged at your option for a cash payment during a specified period in December of each year from 2007 through 2010 as described in this pricing supplement.

•        The Notes will not be listed on any securities exchange.

•        There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount at maturity.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No.            .

•        The settlement date for the Notes is expected to be December      , 2006.

Payment on the maturity date or upon exchange:

•        The amount you receive on the maturity date or upon exchange will be based on the direction of and percentage change in the level of the Index, reduced by an annual index adjustment factor of 1.5%, from the starting value of the Index on the pricing date to the adjusted ending value of the Index determined on the valuation dates shortly before the maturity or exchange date of the Notes.

•        The adjusted ending value of the Index will need to be approximately 1% higher than the starting value of the Index in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the level of the Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the $10 original public offering price per Note.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-7 and beginning on page S-3 in the accompanying MTN prospectus supplement.

	Per unit		Total
Public offering price (1)	$10.00		$
Underwriting fee (1)	$.20		$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	(2)	$

(1)	The public offering price and the underwriting fee for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, and for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.10 per unit, respectively.
(2)	$.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is December     , 2006.

“Dow Jones”, “Dow Jones BRIC 50 Total Return IndexSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes based on the Dow Jones BRIC 50 Total Return IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Medium-Term Notes, Series C Prospectus Supplement

(the “MTN prospectus supplement”)

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

Prospectus

Page
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the Dow Jones BRIC 50 Total Return Index due January     , 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Dow Jones BRIC 50 Total Return Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January     , 2012, unless exchanged by you as described in this pricing supplement. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January instead of December, the settlement date may occur in January instead of December and the exchange dates may be in January instead of December. Any reference in this pricing supplement to the month in which the settlement date or maturity date will or when an exchange may occur is subject to change as specified above.

We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index (Bloomberg symbol “BRIC50T” and Reuters symbol “.BRIC50T”) is published by Dow Jones & Company, Inc. (“Dow Jones”), and is intended to represent the 50 largest, most liquid stocks of companies in Brazil, Russia, India and China whose shares are available to international investors (collectively, the “Underlying Stocks”). A list of the current Underlying Stocks is attached to this pricing supplement as Annex A.

The Index is constructed by selecting companies from the Dow Jones Global Indexes (DJGI) country indexes for Brazil, Russia and India, and from the H Shares, U.S.-listed shares and ADRs included in the Dow Jones China Offshore Index (“DJ China Index”) with the objective of optimizing the factors of greatest importance in an investable index: liquidity, turnover rate, transaction costs and tracking error against the broad-market benchmark.

For more specific information about the Index and its constitution, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the Underlying Stocks.

How has the Index performed historically?

The base date for the Index is December 31, 2002 and its base value is 100 and it was first published in June 2006. We have included a table and a graph showing the month-end closing levels of the Index from its base date in December 2002 through October 2006 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement based on historical levels of the Underlying Stocks and historical dividends on the Underlying Stocks.

We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the percentage change in the level of the Index as reduced by the Index Adjustment Factor from the Starting Value to the Adjusted Ending Value and will equal:

Because the quotient of the Adjusted Ending Value and the Starting Value will be multiplied by $9.90, the Adjusted Ending Value will need to be approximately 1% higher than the Starting Value in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Adjusted Ending Value does not exceed the Starting Value by more than approximately 1%, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” will equal the closing level of the Index on the Pricing Date.

For purposes of determining the Redemption Amount, the “Adjusted Ending Value” means the average of the closing levels of the Index for five index business days shortly before the maturity date of the Notes as reduced on each day by the application of the Index Adjustment Factor. As described below, the Index Adjustment Factor is applied each day over the entire term of the Notes to reduce the closing levels of the Index used to calculate the Adjusted Ending Value. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the level of the Index from the Starting Value to the Adjusted Ending Value or upon exchange.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of December of each year from 2007 through 2010 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Adjusted Ending Value will be equal to the closing level of the Index on the exchange date as reduced by the application of the Index Adjustment Factor. The Exchange Amount will be paid three banking business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What are the costs associated with an investment in the Notes?

Your return will reflect the deduction of the following costs from the Starting Value to the Adjusted Ending Value:

Index Adjustment Factor. The level of the Index will reflect a 1.5% annual reduction that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect of this deduction, the levels of the Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

Sales Charge. Because the quotient of the Adjusted Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount, the Adjusted Ending Value will need to be approximately 1% higher than the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of approximately 1% per unit of the Notes.

Examples:

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Adjusted Ending Value is 50% below the Starting Value:

Hypothetical Starting Value: 548.30

Hypothetical Adjusted Ending Value: 274.15

Example 2—The hypothetical Adjusted Ending Value is .80% above the Starting Value:

Hypothetical Starting Value: 548.30

Hypothetical Adjusted Ending Value: 552.69

Example 3—The hypothetical Adjusted Ending Value is 50% above the Starting Value:

Hypothetical Starting Value: 548.30

Hypothetical Adjusted Ending Value: 822.45

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity or exchange date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing levels of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value, Adjusted Ending Value and Exchange Amounts, and calculating the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the payment on the Notes you receive may be more or less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Adjusted Ending Value and the Starting Value will be multiplied by $9.90, the Adjusted Ending Value will need to be approximately 1% higher than the Starting Value in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the level of the Index declines or does not increase sufficiently, you will receive less, and possibly significantly less than the $10 original public offering price per unit.

The level of the Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index, as reduced by the Index Adjustment Factor, exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index, as reduced by the Index Adjustment Factor, exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Adjusted Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the Index, such as our credit rating, an increase in the level of the Index will not reduce the other investment risks related to the Notes.

Your return may be affected by factors affecting international securities markets

The Index is computed by reference to the value of the equity securities of companies listed on various global exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Changes in exchange rates may affect your return

The Underlying Stocks are traded in currencies other than U.S. dollars. The Notes, which are linked to the Index, are denominated in U.S. dollars. The amount payable on the Notes on the maturity date or upon exchange will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the Underlying Stocks are denominated and so the return you receive on the Notes may be adversely affected by changes in the relative value of the U.S. dollar and such other currencies.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the

Index from the Starting Value to the Adjusted Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Underlying Stocks and these views are sometimes communicated to clients who participate in these shares. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Underlying Stocks from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return of owning the Underlying Stocks

While the Index reflects the payment of dividends on the Underlying Stocks, the yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based solely on the performance of the Underlying Stocks. The level of the Index will also reflect the deductions and charges described above under “—Your investment may result in a loss”, which will result in the return on an investment in the Notes being less than the return on a similar investment in the Underlying Stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons described above under “—Changes in our credit ratings may affect the trading value of the Notes”.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date. While there have been a number of issuances of series of Strategic Return Notes, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Notes will trade. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes which may affect the price you receive if you do not wish to hold your investment until the stated maturity date.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, the fact that the $10 original public offering price per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Dow Jones may adjust the Index in a way that affects its level, and Dow Jones has no obligation to consider your interests

Dow Jones is responsible for calculating and maintaining the Index. Dow Jones can add, delete or substitute the Underlying Stocks or make other methodological changes that could change the level of the Index. You should realize that the changing of the Underlying Stocks may affect the Index as a newly added Underlying Stock may perform significantly better or worse than the Underlying Stock(s) it replaces. Additionally, Dow Jones may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Dow Jones has no obligation to consider your interests in calculating or revising the Index. See “The Index.”

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of the Underlying Stocks may also occur as a result of the purchasing or selling activities of other market participants. Consequently, the prices of the Underlying Stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Adjusted Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index” and “Description of the Notes—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2007 through 2010 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these payments, your broker will receive a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the

Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A., as the trustee under such indenture. Unless exchanged by you, the Notes will mature on January     , 2012. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

On the maturity date or upon exchange, a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date on the dates indicated below, but are not subject to repayment by ML&Co. prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the calculation agent and will equal:

The “Starting Value” will equal the closing level of the Index on the Pricing Date.

For the purpose of determining the Redemption Amount, the “Adjusted Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index, as reduced by the application of the Index Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average of the closing levels of the Index on those Calculation Days, as reduced by the application of the Index Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing level of the Index on that Calculation Day, as reduced by the application of the Index Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the calculation agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Index Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index”) on that scheduled Index Business Day. As described below, the Index Adjustment Factor is applied each day over the entire term of the Notes to reduce the closing levels of the Index used to calculate the Adjusted Ending Value.

The “Index Adjustment Factor” means a 1.5% annual reduction of the level of the Index that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect of this deduction, the levels of the Index used to calculate the Redemption Amount during the Calculation Period will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the Index or any successor indices are calculated and published and which is also a day on which the primary exchanges on which the Underlying Stocks are traded are open for trading.

A “Market Disruption Event” means any of the following events as determined by the calculation agent:

(A)	the suspension of, absence or material limitation on trading, in each case for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the Underlying Stocks trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index;

(B)	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the stocks that comprise the Index or any successor index during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

(C)	the suspension of or material limitation on trading, in each case for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the stocks included in the Index as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Banking Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of December to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of December in the years 2007, 2008, 2009 and 2010. If the fifteenth calendar day of the applicable month of December is not a Banking Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Banking Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Adjusted Ending Value will be equal to the closing level of the Index on the Exchange Date, as reduced by the application of the Index Adjustment Factor on that day. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to The Bank of New York, as successor trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Banking Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Hypothetical Returns

The following tables illustrate for the hypothetical Starting Value and a range of hypothetical Adjusted Ending Values of the Index:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Underlying Stocks;

•	the total rate of return to holders of the Notes, and the total rate of return on an investment in the Underlying Stocks; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Underlying Stocks.

The tables assume an initial investment of $10 in the Notes and an initial investment of $10 in the Underlying Stocks.

Hypothetical Returns Related to Strategic Return Notes Based on the Index				Hypothetical Returns Related to an Investment in the Underlying Stocks
Hypothetical Adjusted Ending Value of the Index	Total amount payable on the maturity date per unit (1)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (2)	Hypothetical ending value of an Investment in the Underlying Stocks (3)	Total amount payable on the maturity date per unit	Total rate of return on the Underlying Stocks	Pretax annualized rate of return on the Underlying Stocks (2)
109.66	1.98	-80.20%	-29.89%	118.21	2.16	-78.44%	-28.44%
219.32	3.96	-60.40%	-17.69%	236.41	4.31	-56.88%	-16.13%
328.98	5.94	-40.60%	-10.15%	354.62	6.47	-35.32%	-8.52%
438.64	7.92	-20.80%	-4.61%	472.82	8.62	-13.77%	-2.94%
548.30(4)	9.90	-1.00%	-0.20%	591.03	10.78	7.79%	1.51%
553.84	10.00	0.00%	0.00%	597.00	10.89	8.88%	1.71%
657.96	11.88	18.80%	3.47%	709.23	12.94	29.35%	5.21%
767.62	13.86	38.60%	6.63%	827.44	15.09	50.91%	8.40%
877.28	15.84	58.40%	9.41%	945.65	17.25	72.47%	11.20%
986.94	17.82	78.20%	11.89%	1,063.85	19.40	94.03%	13.70%

(1)	The amounts specified in this column reflect the 1% sales charge that will be paid to MLPF&S.
(2)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from November 21, 2006 to November 21, 2011, a term expected to be equal to that of the Notes.
(3)	An investment in the Underlying Stocks is assumed to be equivalent to an investment in the Index, including the method and timing of reinvesting dividends, except that the Index will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Underlying Stocks presented in this column does not take into account transaction costs and taxes.
(4)	This is the hypothetical Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Adjusted Ending Value and term of your investment.

Adjustments to the Index

If at any time Dow Jones makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If the Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Adjusted Ending Value as described above under “—Payment at Maturity” or “—Exchange of the Notes Prior to the Maturity Date”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Dow Jones discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Dow Jones discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Adjusted Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

A “Business Day” means any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity date or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Index Basics

Introduced by Dow Jones in June 2006, the Index is designed to measure the performance of the Underlying Stocks. The Underlying Stocks are selected, as described below, from the stocks included in the DJGI country indexes for Brazil, Russia, India and China. These country indexes cover approximately 95% of the underlying float-adjusted market capitalization of these markets. Stocks are selected from these country indexes for inclusion in the Index on the basis of size and liquidity, and with the objective of optimizing the factors of greatest importance in an investable index: liquidity, turnover rate, transaction costs and tracking error against the broad-market benchmark.

Index Facts:

•	The base date for the Index is December 31, 2002, and its base value is 100.

•	The Index is calculated by measuring price changes against a fixed-based-period quantity weight.

•	The Index accounts for all dividend payments.

•	The Index is capitalization-weighted. The float-adjusted shares outstanding for each class of stock are used to determine the company’s market capitalization. Float adjustments are determined according to Dow Jones rules. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at the quarterly updates.

•	The Index is calculated and disseminated every 15 seconds whenever any of its primary exchanges are open. On exchange holidays, the previous day’s closing price for each affected stock is used for index calculation. If a corporate action becomes effective on an exchange holiday, the adjusted closing price for the previous business day is used.

•	The Index is computed using the last-traded prices of its Underlying Stocks during the official trading hours of the Underlying Stocks’ primary exchanges. Index calculation begins when the first official opening Underlying Stock price is received. Until a particular Underlying Stock opens, its adjusted closing price from the previous day is used in Index computation. If trading in an Underlying Stock is halted during a session, its last-traded price is used in all subsequent Index computations until trading resumes. If trading is suspended before the opening, the Underlying Stock’s adjusted closing price from the previous day is used to calculate the Index.

•	Input Data

1.	Real-time stock prices are provided by Reuters Group PLC. The latest trading price is used for Index calculation.

2.	The number of shares is determined separately for each class of stock. This information is obtained from a variety of data vendors. The data are also sourced from the companies themselves.

3.	Corporate actions are sourced from public news services, regulatory filings and data vendors. The companies themselves are used as an additional source.

4.	Float data are obtained from a variety of sources including data vendors, exchanges, regulators and the companies themselves.

•	Index values are rounded to two decimal places and divisors are rounded to six decimal places. Any values derived by the Index calculation engine from a corporate action used for the divisor adjustments and Index computations are rounded to six decimal places.

Index Construction

Stocks are selected within each country based on size and liquidity rankings, subject to buffers, and then are aggregated to create the Index.

The Index selection universe for the Index comprises all H shares, U.S.-listed shares and ADRs in the DJ China Index, and all components of the Dow Jones Brazil, Russia and India DJGI Indexes.

In the China offshore market and in the Brazil, Russia and India markets, eligible securities are screened for liquidity. Any security that had more than 10 non-trading days over the past quarter is excluded, unless the lack of trading is due to a situation that is deemed to be temporary. The remaining companies are then ranked by float-adjusted market capitalization to represent more accurately the investable size of each security. Stocks in the top 95% of the underlying float-adjusted market capitalization are then selected as components of the underlying indexes that form the universe for the Index, skipping stocks that fall in the bottom 1% of the universe by float-adjusted market capitalization and in the bottom 0.01% of the universe by turnover.

The selection of the initial Underlying Stocks includes the following steps:

1.	The largest 30 stocks in each country Index (10 for Russia) are ranked by float-adjusted market capitalization. For companies with more than one common share class in the universe, only the most liquid share class is eligible for the Index.

2.	Those 30 stocks (10 for Russia) are then ranked by average U.S.-Dollar trading volume over the three months prior to the selection date.

3.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

4.	The 15 top-ranked stocks (5 for Russia) on each country’s selection list are included in the Index.

5.	The maximum weight of any Underlying Stock is capped at 10%. If necessary, a cap weighting factor is calculated for the stock and applied on the Index review date. Between reviews, weights of the various Underlying Stocks are free to fluctuate due to changes in market prices. Caps are not adjusted or created to reflect share increases or changes due to price increases between reviews.

Periodic Review

The Index undergoes an annual review process in September, which includes the following steps:

1.	Repeat steps (1) and (2) under “—Index Construction”

2.	A final ranking for each country is calculated by equally weighting the market capitalization and volume ranks.

3.	All current Underlying Stocks ranked in the top 20 (seven for Russia) are retained in the Index, by selecting current Underlying Stocks first and then moving to non-components, subject to the following buffer rules:

(a)	All non-components ranked in the top 10 (three for Russia) are added to the Index.

(b)	If the Underlying Stock count following the buffer additions is less than 15 (five for Russia), companies are added to the country’s segment until the count reaches its target. If the count would be more than 15 (five for Russia), companies are removed, starting with the lowest-ranked stock until the target is reached.

The Underlying Stocks are also reviewed quarterly to coincide with the review of the DJGI. The weighting of each Underlying Stock is capped at 10% of the Index’s total market capitalization at each quarterly update, if necessary.

Changes in the Underlying Stocks as a result of the annual review are announced after the close of trading on the second Friday in September and take effect at the open of trading on the next business day following the third Friday in September. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

The changes in the Underlying Stocks resulting from the annual review are implemented after the official closing values have been established on the third Friday in September and are effective at the open of the next trading day. Changes to an Underlying Stock’s shares, free-float factors and 10%-cap factors as a result of the quarterly updates are implemented after the closing values have been established on the third Friday in March, June, September and December, and are effective at the open of the next trading day.

Index Maintenance

In addition to the scheduled annual review, the Index is reviewed on an ongoing basis. A change to the Index composition and a related weight adjustment is necessary whenever there is an extraordinary event (e.g. delisting, bankruptcy, merger, takeover, etc.) involving an Underlying Stock. In these cases, each event is accounted for as soon as it is effective. Such changes in the Underlying Stocks are announced, whenever possible, two days prior to their implementation. Divisor adjustments are made using the formulas and procedures set forth by Dow Jones. The current Index divisors are updated daily and are available at the Dow Jones Indexes website.

In the event that an Underlying Stock’s primary-market listing is moved to an ineligible exchange, the company will be removed from the Index.

A selection list is created at the end of each month and upon a listing of any eligible large IPO. The selection list comprises the top 30 companies (10 for Russia) in the DJ China Index and the Brazil, Russia and India country indexes based on float-adjusted market capitalization. The list indicates possible changes in the composition of the Index at the next annual review and is used to determine replacements for stocks that are removed from the Index due to mergers, financial distress or similar extraordinary events.

Any company that is removed from the DJ China Index or the Brazil, Russia or India DJGI Index that is also an Underlying Stock of the Index is automatically removed from the Index at that time.

If an Underlying Stock is restructured into two or more new companies, the largest new company in terms of market capitalization will be included in the Index immediately after the close of trading on the day of the restructuring becomes effective, provided it otherwise would be eligible for Index membership. If the restructuring involves an Underlying Stock spinning off a portion of its business to form a new company or companies, the parent company, if otherwise eligible for Index membership, generally will be retained in the Index until the next annual review. However, there may be situations where a spinoff, due to its size, may be retained in the Index instead of the legally surviving parent company.

If an Underlying Stock company merges with another company, whether Underlying Stock or non-component, its Index membership will be assumed by the new company immediately after the close of trading on the effective date of the merger, providing the new company also qualifies for the Index. If both companies are current Underlying Stocks, the top-ranked non-component from the most current selection list will fill the vacancy created by the merger.

If an Underlying Stock company is taken over by another Underlying Stock company, the former will be removed from the Index immediately after the close of trading on the day the takeover becomes effective. The replacement will be the highest ranked non-component from the most recent available selection list. If an Underlying Stock company is taken over by a non-component company, the acquiring company will replace its position in the Index, provided the acquiring company meets all eligibility criteria. Otherwise, the highest ranking non-component from the most recent available selection list will be selected as the replacement.

If an Underlying Stock is delisted by its primary market or is in bankruptcy proceedings, it will be removed from the Index immediately. It will be replaced by the highest-ranking non-component from the most recent available selection list.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones BRIC 50 Total Return IndexSM, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones BRIC 50 Total Return IndexSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES BRIC 50 TOTAL RETURN INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES BRIC 50 TOTAL RETURN INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES BRIC 50 TOTAL RETURN INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Data on the Index

The Index was first published in June 2006. The following chart sets forth the historical month-end closing levels of the Index from December 2002 through October 2006 based on historical levels of the Underlying Stocks and historical dividends on the Underlying Stocks. Any historical upward or downward trend in the level of the Index during this period is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006
January		96.52	205.27	235.29	442.50
February		99.74	221.12	260.03	458.62
March		98.30	229.77	245.17	473.60
April		111.36	204.35	239.02	525.64
May		132.37	193.73	250.61	460.92
June		141.45	194.78	266.37	483.65
July		142.88	192.57	284.69	487.68
August		158.24	199.29	306.39	502.85
September		167.27	218.59	350.96	497.39
October		174.88	224.84	324.23	523.90
November		182.23	232.75	354.51
December	100.00	205.17	236.69	374.43

The following graph sets forth the historical performance of the Index presented in the table above. Past movements of the Index are not necessarily indicative of the future Index levels. The ending level of the Index on November 20, 2006 was 548.30.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be short-term or long-term capital gain or loss, depending on the U.S. Holder’s holding period for the Notes. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be short-term or long-term capital gain or loss, depending on the U.S. Holder’s holding period for the Notes. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations and tax treatments of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed prices basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount, as applicable. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2007 through 2010 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Adjusted Ending Value	PS-4
Banking Business Day	PS-13
Business Day	PS-15
Calculation Day	PS-12
Calculation Period	PS-12
Exchange Amount	PS-4
Exchange Date	PS-13
Exchange Notice Period	PS-13
Index	PS-1
Index Adjustment Factor	PS-12
Index Business Day	PS-12
Market Disruption Event	PS-12
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Underlying Stocks	PS-3

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

ANNEX A

Underlying Stocks

The following table lists the stocks comprising the Dow Jones BRIC 50 Total Return Index as of September 29, 2006. These stocks are subject to change at any time.

Company	Country	Supersector	Adjusted Weight (%)
Gazprom OAO	Russia	Oil & Gas	9.70
Surguineftegaz JSC	Russia	Oil & Gas	7.34
Reliance Industries Ltd.	India	Basic Materials	6.67
Lukoil Holdings	Russia	Oil & Gas	6.43
Petroleo Brasileiro S.A. Pref	Brazil	Oil & Gas	5.87
Infosys Technologies Ltd.	India	Technology	4.25
PetroChina Co. Ltd.	China	Oil & Gas	4.09
Companhia Vale do Rio Doce Pref A	Brazil	Basic Materials	3.62
Norilsk Nickel Mining & Metallurgical Co.	Russia	Basic Materials	3.52
Banco Bradesco S.A. Pref	Brazil	Financials	3.13
Banco Itau Holding Financeira S.A. Pref	Brazil	Financials	3.01
China Life Insurance Co. Ltd. (China)	China	Financials	2.78
Unified Energy System of Russia	Russia	Utilities	2.19
China Petroleum & Chemical Corp.	China	Oil & Gas	2.11
Bank of China	China	Financials	2.11
ICICI Bank Ltd.	India	Financials	2.03
ITC Ltd.	India	Consumer Goods	1.92
China Construction Bank Corp.	China	Financials	1.88
Companhia de Bebidas das Americas Pref	Brazil	Consumer Goods	1.83
Housing Development Finance Corp. Ltd.	India	Financials	1.69
Itausa-Investimentos Itau S.A. Pref	Brazil	Financials	1.38
Suzlon Energy Ltd.	India	Utilities	1.22
Hindustan Lever Ltd.	India	Consumer Goods	1.21
Larsen & Toubro Ltd.	India	Industrials	1.20
Oil & Natural Gas Corp. Ltd.	India	Oil & Gas	1.20
Satyam Computer Services Ltd.	India	Technology	1.17
China Shenhua Energy Co. Ltd.	China	Basic Materials	1.03
China Telecom Corp. Ltd.	China	Telecommunications	1.02
Ping An Insurance (Group) Co. of China Ltd.	China	Financials	0.97
State Bank of India	India	Financials	0.96
Tata Motors Ltd.	India	Industrials	0.92
Tata Consultancy Services Ltd.	India	Technology	0.90
Bank of Communications Co. Ltd.	China	Financials	0.90
Tata Steel Ltd.	India	Basic Materials	0.89

A-1

Company	Country	Supersector	Adjusted Weight (%)
Embraer-Empresa Brasileiras de Aeronautica S.A.	Brazil	Industrials	0.87
Gerdau S.A. Pref	Brazil	Basic Materials	0.85
Companhia Energetica de Minas Gerais (CEMIG)	Brazil	Utilities	0.73
Companhia Siderurgica Nacional Ord	Brazil	Basic Materials	0.72
Tele Norte Leste Participacoes S.A. Prei	Brazil	Telecommunications	0.71
Hindalco Industries Ltd.	India	Basic Materials	0.70
Usinas Siderurgicas de Minas Gerais S.A. Pref.	Brazil	Basic Materials	0.68
Arcelor Brasil S.A. Ord	Brazil	Basic Materials	0.65
TAM S.A. Pref	Brazil	Consumer Services	0.45
Huaneng Power International Inc.	China	Utilities	0.45
Focus Media Holding Ltd. ADS	China	Consumer Services	0.43
Centrais Electricas Brasileiras S.A. (Eletrobras)	Brazil	Utilities	0.40
Aluminum Corp. of China Ltd.	China	Basic Materials	0.38
Suntech Power Holdings Co. Ltd. ADS	China	Industrials	0.36
Jiangxi Copper Co. Ltd.	China	Basic Materials	0.27
Netease.com Inc. ADS	China	Technology	0.21

A-2

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Dow Jones BRIC 50 Total Return IndexSM

due January     , 2012

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

December     , 2006

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.